EXHIBIT D

                                                                April 24, 2007

General Ronald R. Fogleman
Chairman
World Air Holdings, Inc.
The HLH Building
101 World Drive
Peachtree GA 30269

General Fogleman:

Based on our preliminary analysis, we believe that the agreement recently entered into by World Air Holdings, Inc. ("World Air" or the "Company") to be acquired by Global Aero Logistics Inc. for $12.50 per share in cash does not appear to provide adequate value to the Company's stockholders.

We find it misleading that in the Company's press release, management chose to cite the premium over the Company's average closing price for the 30 trading days prior to World Air's announcement of the formation of a special committee of the board to explore strategic alternatives, considering this date was over eight months ago, combined with management's lack of shareholder communication.

The transaction, which is subject to stockholder approval, would only provide stockholders with an 11.1% premium to the closing price of World Air's stock price on April 5, 2007, the day before the deal was announced.

Obviously, it is extremely difficult and inequitable for shareholders to assess the proposed transaction without the 10-Q for Q3 2006, the 10-K for 2006, and guidance as to expectations for Q1 2007and fiscal 2007 as a whole.

We intend to thoroughly review the transaction and all the alternatives available to the Company and look forward to examining the proxy statement. We find it somewhat curious that in our communications to you and Legacy Partners (Friedman, Billings, Ramsey & Co., Inc.), we indicated our willingness to consider a confidentiality agreement and examination of non-public information to evaluate a transaction, and earlier this year, Legacy Partners indicated to us that no sale process was in progress.

As you know, we intend to nominate three candidates for election to the board at the Annual Meeting because we believe it is time for changes at World Air to ensure shareholder openness, timely reporting and a stricter focus on costs. For example, we would note that while financials continue to be delinquent, the board has found time to approve new employment agreements, new stock option agreements for employees and non-employee directors and an increase the CFO's relocation allowance.

Please feel free to contact us at (212) 377-4224.

Sincerely,

Clinton Group Inc.

/s/ Conrad L. Bringsjord

Conrad L. Bringsjord